SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

January 5, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mark Shuman, Branch Chief

Tel: (202) 942-8088

Re:

SOEFL Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1, as amended,

Registration Statement on Form S-1 Filed March 23, 2009

File No. 333-158153

Dear Mr. Shuman:

Tomorrow we are filing a Post-Effective Amendment No.1 to our Registration Statement on Form S-1, as amended, (File No. 333-158153) (the "Post-Effective Amendment") for the purpose of updating our Financial Statements and certain other material information.

On November 5, 2010, our filer filed the Post-Effective Amendment using the wrong EDGAR submission type (S-1/A) and tomorrow our filer is re-filing the Post-Effective Amendment using the correct submission type (POS AM).

The Post-Effective Amendment:

  contains updated financial information, financial statements and changes to our plan of operation and estimated expenses that were included in our Annual Report on Form 10-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on April 15, 2010, and that were included in our Quarterly Report on Form 10-Q for the period ended September 30, 2010, as filed with the Securities and Exchange Commission on October 21, 2010;

  contains material changes to our balance sheet, specifically a significant decrease in our cash and a significant increase in accrued wages and notes payable (both to a related party);

  has been updated to reflect that our common stock is cleared for an unpriced quotation on the OTC Bulletin Board under the symbol "SOEF", and that the selling stockholders may sell their shares at prevailing market prices rather than at a fixed price, and that there are changes to the risks associated with the ownership of our stock;

  has been updated to reflect that I, Ratree Yabamrung, am no longer our sole officer and director and that Kotchaporn Bousing is our secretary and a director;

  has been updated to reflect that one of our selling stockholders, Pranee Prasertsung, purchased the shares of another selling stockholder, Dittipong Muejustturust, in a private transaction; and

  has been updated to show that West Coast Stock Transfer Corporation is our transfer agent.

  Today we couriered you a redlined paper copy of our POS AM filing showing the changes made to our last Form S-1 filing to make the POS AM filing. [Fedex Tracking No. 7966 2542 0671].

  Please forward a copy of your comments to the undersigned via facsimile at (866) 334-2567.

  Sincerely,

  /s/ Ratree Yabamrung

  Ratree Yabamrung, President